EXHIBIT 99.1

Endeavour Silver Closes US$120 Million Project Loan Debt Facility to Advance the Development of Terronera

VANCOUVER, British Columbia, Oct. 10, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to announce that its wholly-owned subsidiary, Terronera Precious Metals, S.A. de C.V. (Terronera) has executed the credit agreement for a senior secured debt facility for up to $120 million (the “Debt Facility”) with ING Capital LLC (together with ING BANK N.V. “ING”) and Societe Generale acting as Joint Lead Arrangers. Proceeds from the Debt Facility will be used towards construction of the underground mine and mill at the Company’s Terronera Project in Jalisco state, Mexico. All references to dollars ($) in this news release are in United States dollars.

“Completion of the project loan marks a step forward in our deep-rooted commitment to creating shareholder value and executing on our strategic vision to foster economic growth, environmental responsibility, and to positively impact lives by promoting local development”, said Dan Dickson, Endeavour’s CEO. “ING and Societe Generale are tier one lenders to the mining industry, and we are grateful for their partnership and support towards executing this vision. We look forward to unlocking all these benefits as we advance Terronera towards production.”

Debt Facility Details

Key terms of the Debt Facility are consistent with those previously announced in the Company’s news release dated April 18, 2023 and include the following:

  Facility amount - Up to $120 million principal amount on senior secured debt.
  Term - 8.5 years, including a 2-year grace period during the construction phase. Cash sweep will be applied to 35% of excess cash flow after debt service from completion onwards until $35 million of loan principal has been prepaid.
  Interest rate - US Secured Overnight Financing Rate (“SOFR”) + 4.50% per annum prior to completion (SOFR + 3.75% per annum upon completion).
  Repayment and maturity - Principal payments are payable in quarterly installments commencing in the fourth quarter of 2025.
  Gold hedge – Prior to initial drawdown, Terronera is required to enter into a hedging program for 68,000 ounces of gold over the initial two operating years prior to initial drawdown. No hedging requirements apply to the silver production.
  Foreign exchange hedge – Prior to initial drawdown, Terronera is required to enter into a hedging program for managing exposure to the Mexican Peso during construction. The program requires approximately 75% of the remaining capital expenditure incurred in Mexican Pesos be hedged. Prior to initial production, a hedging program is required for managing exposure to the Mexican Peso during operations. Under this program 50% of the projected operating costs incurred in Mexican Pesos are hedged prior to completion. Thereafter, the foreign exchange protection program for operations will rise to 70% of the projected operating costs incurred in Mexican pesos.
  Project cost overrun funding - Cost overrun funding is required in the form of cash, letter of credit issued by a Canadian financial institution or or a combination of both for up to $48 million.
  Financial Covenants - The Debt Facility is subject to certain customary conditions precedent and debt servicing covenants. The Debt Facility is secured through corporate guarantees from Endeavour and certain Endeavour subsidiaries and a first ranking security interest over the Terronera project.

Terronera expects to drawdown in 2024 to advance the project in accordance with the 21-month construction period with initial production expected in the fourth quarter of 2024.

Artemis Capital Advisors acted as Endeavour’s financial advisor. Koffman Kalef LLP and Cereceres Estudio Legal, S.C. acted as Endeavour’s Canadian and Mexican legal counsel, respectively.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is advancing construction of the Terronera Project and exploring its portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

About Societe Generale – Societe Generale has a longstanding and well-established track record in providing financial advisory services and arranging capabilities in relation to project financing, in multiple sectors across the world, including the Metals and Mining Industries. Societe Generale supports the entire value chain from mining extraction to metals transformation to downstream industries focused on decarbonization, sustainability and full life cycle solutions.

About ING – ING serves corporate clients and financial institutions in over 40 countries, pairing local and global insight with sector knowledge and financial expertise. As part of the Commodities, Food & Agriculture sector group, through the Metals, Mining & Fertilizers subsector, ING services clients who operate mines, smelters, and refining facilities and produce tradable and relatively liquid commodities. Through in-depth industry knowledge ING seeks to add value to its clients through corporate and structured financing solutions, as well as solutions related to working capital management, trade finance, financial markets, capital markets, and advisory services.

About Artemis Capital Advisors – Artemis Capital Advisors, based in New York City, is a financial advisory firm providing tailored corporate and project finance advice to companies in the metals and mining sectors. The Artemis team has over 50 years of collective experience in mining investment banking and proven expertise in commodity markets, having executed transactions with a combined value of over $4 billion to date. The firm serves its clients with senior-level talent at every step in the process to secure financing for project development, expansion or acquisition. To learn more visit www.artemis.llc

Contact Information
Galina Meleger, VP, Investor Relations
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project, including anticipated timing of the Project, anticipated timing of and completion of conditions precedent in respect of the Debt Facility, estimated Project economics, Terronera’s forecasted operations, costs and expenditures, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the completion of conditions precedent to drawdown under the Debt Facility and the Company’s ability to successfully drawdown under the Debt Facility; the ongoing effects of inflation and supply chain issues on Project economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the ability of the Company to successfully drawdown under the Debt Facility, the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, the Project’s forecasted economics as of 2023, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.